Filed by: New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


        On July 17, 2000, NiSource and Columbia announced that the State Corporation Commission of the Commonwealth of Virginia has approved the proposed merger of the two companies, completing the last of nine necessary state actions required for the merger. The text of the joint press release follows:

                             JOINT PRESS RELEASE
                                JULY 17, 2000

                                           CONTACTS:
                                           Media
                                           -----
                                           NiSource-Sally A. Anderson
                                           (219) 647-6203
                                           Columbia-R.A. Rankin, Jr.
                                           (703) 561-6044

                                           Investor Relations
                                           ------------------
                                           NiSource-Dennis Senchak
                                           (219) 647-6085
                                           Columbia-Thomas L. Hughes
                                           (703) 561-6001

             NISOURCE-COLUMBIA MERGER GETS FINAL STATE APPROVAL;
                VIRGINIA SCC SIGN-OFF COMPLETES NINE ACTIONS

        MERRILLVILLE, Ind., and HERNDON, Va. (July 17, 2000) -- NiSource Inc. and Columbia Energy Group today reported that the State
   Corporation Commission (SCC) of the Commonwealth of Virginia has approved their proposed merger, completing the last of nine necessary state actions required for the merger.

        Under the order issued July 14, the Virginia SCC retains its regulatory authority over Columbia Gas of Virginia, Inc., a Columbia subsidiary based in Chesterfield County. Columbia Gas provides retail natural gas service to more than 182,000 customers in 52 counties. Areas served by the local distribution company include portions of northern Virginia, Fredericksburg, the Shenandoah Valley, the Lynchburg region, suburban Richmond, and parts of Hampton Roads, Southside Virginia and western Virginia.

        The NiSource-Columbia merger, announced on Feb. 28, is expected to be completed by the end of 2000. Remaining federal approvals needed include the Federal Energy Regulatory Commission and the Securities and Exchange Commission.





        The combined company will create a super-regional powerhouse serving more than 4 million customers primarily located in nine states. Its operations will span the high-growth energy corridor extending from the Gulf of Mexico to Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

        "The timely regulatory action in Virginia means that we continue our progress toward a combination that will serve local customers with a new dimension of opportunities and value previously not available from either Columbia or NiSource alone," said Gary L. Neale, NiSource chairman, president and chief executive officer. "Columbia Gas of Virginia will continue to focus on serving Virginia customers and helping the economy of Virginia to grow."

        Oliver G. Richard III, chairman, president and CEO of Columbia Energy Group, said, "We greatly appreciate the Virginia commission's expeditious yet careful consideration of the merger. The new combined company will continue Columbia's historical leadership in opening markets to supplier choice, maintain the same friendly and reliable service our customers have long known, and make available new energy options."

        Virginia's approval follows previous state actions in Pennsylvania, Indiana, Maryland, Kentucky, Massachusetts, Ohio, Maine and New Hampshire. Last week the transaction also cleared the waiting period under Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. Shareholders of both companies approved the merger in June.

        The proposed merger will have no impact on Columbia Gas of Virginia's rates, terms and conditions now approved by the SCC, nor is
   it expected to have a material impact on local employment.   As part
   of the commitment to the Commonwealth of Virginia, following the NiSource/Columbia merger, Columbia Gas of Virginia will:

        *    Maintain its headquarters in Chesterfield County.

        * Retain key management personnel along with local decision-making authority.

        *    Honor all collective bargaining agreements.

        * Continue to support economic growth within its service territory and throughout the Commonwealth

        * Continue its long history of community and civic involvement.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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